UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Nihon Spindoru Seizou Kabushikikaisha

(Name of Subject Company)

Nihon Spindle Manufacturing Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Sumitomo Heavy Industries, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Hideo Oshima

Sumitomo Heavy Industries, Ltd.

ThinkPark Tower, 1-1 Osaki 2-chome

Shinagawa-ku, Tokyo 141-6025, Japan

Tel: 813-6737-2333

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated May 10, 2010, of Sumitomo Heavy Industries, Ltd. (“SHI”) and Nihon Spindle Manufacturing Co., Ltd. (“Nihon Spindle”) regarding finalization of the stock swap agreement between SHI and Nihon Spindle.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press releases included as Exhibits 1.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III –– CONSENT TO SERVICE OF PROCESS

Sumitomo Heavy Industries, Ltd. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV –– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sumitomo Heavy Industries, Ltd.

By:	/s/ Y. Kinoshita
Name: Yukio Kinoshita
Title: Director, Senior Executive Vice President and CFO

Date:	May 10, 2010